UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               MAX RE CAPITAL LTD.
                               -------------------
                                (Name of Issuer)

                    Common Shares, Par Value $1.00 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G6052F103
                                    ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                  (212) 872-1000
                                  --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 2004
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D

CUSIP No. G6052F103                                           Page 2 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               13,411,453
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               13,411,453

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  13,411,453

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  27.04%

14       Type of Reporting Person (See Instructions)

                  IA

                                  SCHEDULE 13D

CUSIP No. G6052F103                                           Page 3 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE HOLDINGS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [  ]

6        Ctizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               11,078,119
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               11,078,119

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  11,078,119

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]


13       Percent of Class Represented By Amount in Row (11)

                  22.34%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. G6052F103                                           Page 4 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  NEW YORK

         Number of            7         Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               2,333,334
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               2,333,334

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,333,334

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]


13       Percent of Class Represented By Amount in Row (11)

                  5.16%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. G6052F103                                           Page 5 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL ADVISORS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7         Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               2,333,334
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               2,333,334

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,333,334

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]


13       Percent of Class Represented By Amount in Row (11)

                  5.16%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. G6052F103                                           Page 6 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE ADVISORS, LTD.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  BAHAMAS

         Number of            7         Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               2,333,334
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               2,333,334

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,333,334

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  5.16%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D

CUSIP No. G6052F103                                           Page 7 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE MACRO FUND, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                  [ ]

6        Citizenship or Place of Organization

                  BAHAMAS

         Number of            7         Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               2,333,334
         Reporting
           Person             9         Sole Dispositive Power
            With                               0

                              10        Shared Dispositive Power
                                               2,333,334

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,333,334

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  5.16%

14       Type of Reporting Person (See Instructions)

                  PN

                                                              Page 8 of 15 Pages

               This Amendment No. 1 to Schedule 13D relates to common shares, par value $1.00 per share (the "Shares"), of Max Re Capital Ltd. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated August 19, 2003 (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Persons (as defined herein) to, among other things, disclose that, as a result of an internal reorganization, MMF (as defined below) acquired more than five percent of the Shares, as more fully set forth in Items 2 and 3 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of (1) Moore Holdings, LLC, a Delaware limited liability company ("Moore Holdings"), (2) Moore Capital Management, LLC, a New York limited liability company ("MCM"), (3) Louis M.
Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer and director of MCM, (b) director and majority interest holder of Moore Capital Advisors, LLC, a Delaware limited liability company ("MCA") and Moore Advisors, Ltd., a Bahamian corporation ("Advisors"), and (c) the sole member of a Delaware limited liability company that is the managing member of Moore Holdings, (4) MCA, (5) Advisors, and (6) Moore Macro Fund, L.P., a Bahamian limited partnership. Moore Holdings, MCM, Mr. Bacon, MCA, Advisors and MMF are sometimes collectively referred to herein as the "Reporting Persons."

               MCM, a registered commodity trading advisor also serves as discretionary investment manager to MMF and to an international business company organized under the laws of the Bahamas (the "Fund"). In such capacity, MCM may be deemed the beneficial owner of the Shares held for the accounts of MMF and the Fund. The Managing Member of MCM is a Delaware limited liability company of which the majority interest holder is Mr. Bacon. MCA is a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to a Delaware limited partnership (the "U.S. Partnership"). In such capacities, MCA may be deemed the beneficial owner of the Shares held for the account of the U.S. Partnership. MCA serves as the co-general partner of MMF along with Advisors. The limited partners of MMF are the Fund and the U.S. Partnership.

               Effective January 1, 2004, all Shares formerly held for the account of the Fund and the U.S. Partnership were contributed to MMF in exchange for partnership interests in MMF.

               This statement relates to Shares held for the accounts of the Moore Holdings and MMF.

               Set forth in Annex A hereto and incorporated herein by reference, is updated information concerning the identity and background of the officers and directors of MCA, MCA and Advisors.

Item 3.        Source and Amount of Funds or Other Consideration

               As noted above, as of January 1, 2004, all Shares formerly held for the accounts of the Fund and the U.S. Partnership were contributed to MMF in exchange for partnership interests in MMF pursuant to an internal reorganization.

               The securities held for the account of MMF may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 9 of 15 Pages


Item 4.        Purpose of Transaction.

               All of the Shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Moore Holdings may be deemed to be the beneficial owner of the 11,078,119 Shares (approximately 22.34% of the total number of Shares outstanding assuming the exercise of certain warrants held for its account) held for its account. This number consists of A) 6,666,667 Shares held for its account, and B) 4,411,452 Shares issuable upon the exercise of certain warrants held for its account.

                   (ii) Each of MCM, MCA, Advisors and MMF may be deemed to be the beneficial owner of the 2,333,334 Shares (approximately 5.16% of the total number of Shares outstanding) held for the account of MMF.

                   (iii) Mr. Bacon may be deemed to be the beneficial owner of 13,411,453 Shares (approximately 27.04% of the total number of Shares outstanding assuming the exercise of certain warrants held for the account of Moore Holdings).

               (b) (i)   Moore  Holdings  may  be deemed  to have  shared  power
to direct the voting and disposition of the 11,078,119 Shares that may be deemed to be beneficially owned by Moore Holdings as described above.

                   (ii) Each of MCM, MCA, Advisors and MMF may be deemed to have shared power to direct the voting and disposition of the 2,333,334 Shares that may be deemed to be beneficially owned by MMF as described above.

                   (iii) Mr. Bacon may be deemed to have shared power to direct the voting and disposition of A) the 11,078,119 Shares that may be deemed to be beneficially owned by Moore Holdings as described above, and B) the 2,333,334 Shares that may be deemed to be beneficially owned by MMF as described above.

               (c) Except for the transactions described in Items 2 and 3 herein, there have been no transactions effected with respect to the Shares by any of the Reporting Persons since November 30, 2004 (60 days prior to the date hereof).

               (d) (i) The members of Moore Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Moore Holdings in accordance with their membership interests in Moore Holdings.

                   (ii) The partners of MMF, including MCA, Advisors, the Fund and the U. S. Partnership, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of MMF in accordance with their partnership interests in MMF.

               (e) Not applicable.

                                                             Page 10 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

               Except as set forth herein, and in the Initial Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.        Material to be Filed as Exhibits.

               The Exhibit Index is incorporated herein by reference.

                                                             Page 11 of 15 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     January 28, 2004              LOUIS M. BACON


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:    Stephen R. Nelson
                                        Title:   Attorney-in-Fact

Date:     January 28, 2004              MOORE HOLDINGS, LLC


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Vice President and Secretary

Date:     January 28, 2004              MOORE CAPITAL MANAGEMENT, LLC


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Vice President

Date:     January 28, 2004              MOORE CAPITAL ADVISORS, LLC


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Vice President

Date:     January 28, 2004              MOORE ADVISORS, LTD.


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Director

Date:     January 28, 2004              MOORE MACRO FUND, L.P.

                                        By:      Moore Capital Management, L.P.,
                                                 Its Investment Manager


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Vice President

                                                             Page 12 of 15 Pages

                                     ANNEX A

         Officers and Directors of Moore Capital Management, LLC ("MCM")

Name/Citizenship    Principal Occupation             Business Address
----------------    --------------------             ----------------
Louis M. Bacon      Chairman & Chief Executive       1251 Avenue of the Americas
(United States)     Officer,Director                 New York, New York 10020

M. Elaine Crocker   President and Director           1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Lawrence Noe        Vice President                   1251 Avenue of the Americas
(United States)     (Director of Taxes)              New York, New York 10020

Michael Melnick     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Christopher Pia     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Zack H. Bacon       Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Richard Axilrod     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Kevin F. Shannon    Chief Financial Officer          1251 Avenue of the Americas
(United States)     and Director                     New York, New York 10020

Stephen R. Nelson   Vice President & Secretary       1251 Avenue of the Americas
(United States)     (General Counsel) & Director     New York, New York 10020

          Officers and Directors of Moore Capital Advisors, LLC ("MCA")

Name/Citizenship    Principal Occupation             Business Address
----------------    --------------------             ----------------
Louis M. Bacon      Chairman & Chief Executive       1251 Avenue of the Americas
(United States)     Officer, Director                New York, New York 10020

M. Elaine Crocker   President and Director           1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Lawrence Noe        Vice President                   1251 Avenue of the Americas
(United States)     (Director of Taxes)              New York, New York 10020

Michael Melnick     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Christopher Pia     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Zack H. Bacon       Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

                                                             Page 13 of 15 Pages

Richard Axilrod     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Kevin F. Shannon    Chief Financial Officer          1251 Avenue of the Americas
(United States)     and Director                     New York, New York 10020

Stephen R. Nelson   Vice President & Secretary       1251 Avenue of the Americas
(United States)     (General Counsel) & Director     New York, New York 10020

           Officers and Directors of Moore Advisors, Ltd. ("Advisors")

Name/Citizenship    Principal Occupation             Business Address
----------------    --------------------             ----------------

Louis M. Bacon      Chairman & Chief Executive       1251 Avenue of the Americas
(United States)     Officer, Director                New York, New York 10020

M. Elaine Crocker   President and Director           1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Lawrence Noe        Vice President                   1251 Avenue of the Americas
(United States)     (Director of Taxes)              New York, New York 10020

Michael Melnick     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Christopher Pia     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Zack H. Bacon       Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Richard Axilrod     Director                         1251 Avenue of the Americas
(United States)                                      New York, New York 10020

Kevin F. Shannon    Chief Financial Officer          1251 Avenue of the Americas
(United States)     and Director                     New York, New York 10020

Stephen R. Nelson   Vice President & Secretary       1251 Avenue of the Americas
(United States)     (General Counsel) & Director     New York, New York 10020

          Except as otherwise set forth herein, to the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Shares. /1/

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/

----------------------------------------------------------------
/1/ Mr. Bacon beneficially owns Shares and other securities of the Issuer through his business relationships with Moore Holdings and MMF as set forth herein.

                                                             Page 14 of 15 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
D.    Joint Filing Agreement, dated as of January 28, 2004,
      by and among Mr. Louis M. Bacon,  Moore  Holdings,  LLC,
      Moore  Capital  Management,  LLC,  Moore  Capital Advisors,
      LLC, Moore Advisors, Ltd., and Moore Macro Fund, L.P..............      15

                                                             Page 15 of 15 Pages

                                    EXHIBIT D

                             JOINT FILING AGREEMENT

               The undersigned hereby agree that the statement on Schedule 13D with respect to the securities of Max Re Capital Ltd., dated as of January 28, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     January 28, 2004              LOUIS M. BACON


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:    Stephen R. Nelson
                                        Title:   Attorney-in-Fact

Date:     January 28, 2004              MOORE HOLDINGS, LLC


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Vice President and Secretary

Date:     January 28, 2004              MOORE CAPITAL MANAGEMENT, LLC


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Vice President

Date:     January 28, 2004              MOORE CAPITAL ADVISORS, LLC


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Vice President

Date:     January 28, 2004              MOORE ADVISORS, LTD.


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Director

Date:     January 28, 2004              MOORE MACRO FUND, L.P.

                                        By:      Moore Capital Management, L.P.,
                                                 Its Investment Manager


                                        By:/s/ Stephen R. Nelson
                                           ------------------------------
                                        Name:      Stephen R. Nelson
                                        Title:     Vice President